Exhibit 99.1

Aurinia Announces Change to Its Board of Directors

VICTORIA, British Columbia--(BUSINESS WIRE)--March 6, 2015--Aurinia Pharmaceuticals Inc. (“Aurinia” or the “Company”) (NASDAQ:AUPH / TSX:AUP) today announced that Mr. Kurt von Emster has tendered his resignation as a member of the Aurinia Board of Directors, effective March 6th, 2015. This decision is driven by Mr. von Emster’s departure from the employment of venBio LLC (“venBio”), and the retained right of venBio to put forward a nominee of their choice for election onto the Aurinia Board of Directors.

“The Company very much wants to thank Kurt for his contributions and thoughtful input over the course of his tenure. We are very appreciative of everything that Kurt has brought to us,” said Dr. Richard Glickman, Chairman of Aurinia’s Board of Directors.

About Aurinia

Aurinia is a clinical stage pharmaceutical company focused on the global nephrology market. It is currently enrolling patients in its Phase 2b clinical trial to evaluate the efficacy of its drug, voclosporin, as a treatment for lupus nephritis (“LN”). LN is an inflammation of the kidneys, that if inadequately treated can lead to end-stage renal disease, making LN a serious and potentially life-threatening condition.

Voclosporin is a novel and potentially best in class calcineurin inhibitor (“CNI”) with extensive clinical data in over 2,600 patients in other indications. Voclosporin is made by a modification of a single amino acid of the cyclosporine molecule (a CNI approved for use in transplant patients since 1983). This modification results in a more predictable pharmacokinetic and pharmacodynamic relationship, an increase in potency vs. cyclosporine, an altered metabolic profile, and potential for flat dosing.

Aurinia also has development and commercialization partners in Canada, Israel, South Africa and Greater China. Visit www.auriniapharma.com, www.sedar.com and www.sec.gov for more information.

CONTACT:
Aurinia Pharmaceuticals Inc.
Stephen Zaruby, 250-708-4293
President & Chief Executive Officer
szaruby@auriniapharma.com
Investor & Media Contact:
Michael R. Martin, 250-708-4272
Chief Operating Officer
mmartin@auriniapharma.com